Richard A. Monaghan
                      President

                      Putnam Retail Management LP
                      One Post Office Square
                      Boston, Massachusetts 02109

October 2004

Dear Investment Colleague:

As part of our ongoing efforts to clarify and refine Putnam's product line, we have proposed - and the Trustees of the Putnam funds have approved - a merger plan intended to combine two similar closed-end funds into a single larger fund. Because the combined fund will have a larger asset base, we anticipate that your clients will benefit from lower expenses, including reduced management fees. The merger will also give us the opportunity to focus investment resources on a more select number of funds with the goal of delivering consistent, dependable, superior performance over time, although there can be no assurance the funds will meet this objective.

Putnam Master Income Trust, a multi-sector fixed-income fund, has been proposed for merger into Putnam Premier Income Trust, another multi-sector fixed-income fund with a similar objective and strategy. Both funds seek to deliver a high level of income from a diversified portfolio of bonds. Both funds are managed by the Core Fixed-Income Team, with Bill Kohli serving as the Portfolio Leader and David Waldman serving as the Portfolio Member.

Your clients who are your shareholders in each of these funds will be asked to vote on the proposed merger. A prospectus/proxy statement, containing more information about the merger, will be mailed to your clients in November. The completion of the merger is subject to significant conditions, including SEC review and shareholder approval, so there is a possibility that the merger may not be completed if these conditions are not met. If approved, the merger would occur in early 2005.

We hope you will encourage your clients to vote their proxies. The following key points should help you respond to any questions they may have.

* No fund objectives or strategies will change as a result of the merger.

* The merger will not result in a taxable event for clients who remain invested throughout the merger process. However, any sales made before the merger will be a taxable event that will be reflected on the client's Form 1099.

* A client's overall tax basis in his or her shares will not be affected by the proposed merger; however, for shareholders of Putnam Master Income Trust, the number of shares held after the merger will be different because that fund's shares will be exchanged for shares in the surviving fund with the same aggregate net asset value.

* In keeping with standard industry practice, the calculations used to determine the precise value of clients' holdings at the time of the merger will be based on the net asset value per share (NAV) carried out to six decimal places, not on the market price used when shares are bought and sold on stock exchanges. Consequently, any calculations you or your clients may make in anticipation of the new account value are likely to differ from the value noted on the post-merger confirmation.

* No predictions can be made concerning the effect of the mergers on the market values of the funds, either prior to completion or with regard to the market value of the surviving funds. In recent years, shares of each of the funds have traded at a discount to net asset value. Although a fund's market price generally reflects investment results, it may also be influenced by several other factors, including changes in investor perceptions of the fund or of Putnam, market conditions, fluctuations in supply and demand for the fund's shares, and changes in fund distributions.

* Clients who hold share certificates will need to return them to Putnam Investments so that they can be reissued with the new fund name. Pre-merger certificates cannot be sold after the merger. They should be sent by overnight or certified mail so that there is tracking capability as there will be a cost to replace any lost certificates.

If you have additional questions about the merger, please call Putnam Dealer Marketing Services at 1-800-354-4000. Thank you for your continued support of Putnam Investments.

Sincerely,

/s/ Rich Monaghan

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to a proposed merger (which contains important information about fees, expenss, and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-255-1581. The prospectus/proxy statement will also be available without charge on the SEC's Web site (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.